Exhibit 99.1

MDJM LTD to Host Virtual Investor Meeting on May 15, 2026

LETHAM, Scotland, May 13, 2026 /PRNewswire/ -- MDJM LTD (OTC: UOKAF) (the "Company" or "MDJM"), an integrated global culture-driven asset management company, today announced that it will host a virtual investor meeting via Zoom on Friday, May 15, 2026, beginning at 9:30 a.m. Eastern Time.

During the meeting, the Company’s management team is expected to present the Company’s vision for its current business stage and related challenges, recent business developments and milestones, ongoing strategic initiatives, and future development plans, including advancements in international animation intellectual property development and international collaboration initiatives, Scottish cultural project and animation museum development, as well as acquisition and commercialization initiatives.

The virtual investor meeting will be open to investors and interested parties.

Virtual Investor Meeting Details

Date: Friday, May 15, 2026, 9:30 a.m. ET

Zoom Meeting Link:

https://us06web.zoom.us/j/87101151746?pwd=UO71grewBaO7g9FpiOB8IEhqjSTuM7.1

Meeting ID: 871 0115 1746

Passcode: 319270

About MDJM LTD

MDJM LTD is a global culture-driven asset management company focused on transforming historical properties into cultural hubs that integrate modern digital technology with rich historical value. The Company has been expanding its operations in the UK, where it is developing projects such as Fernie Castle in Scotland and the Robin Hill Property in England. These properties are being remodeled into multi-functional cultural venues that will feature fine dining, hospitality services, art exhibitions, and cultural exchange events. Fernie Castle is undergoing comprehensive architectural and landscape renovation planning in design collaboration with renowned architectural firm Kengo Kuma and Associates. As part of its broader strategy, MDJM seeks to position itself as a hub for artisan exchanges, art shows, and sales, leveraging its historical properties as platforms for promoting Eastern and Western cultural exchanges. This initiative reflects the Company's commitment to furthering its global market expansion and enhancing its cultural business footprint. For more information regarding the Company, please visit https://www.ir-uoka.com/.

Forward-Looking Statements

This announcement contains forward-looking statements. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's annual report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission.

Investor Contact:

Sherry Zheng

WAVECREST GROUP INC.

Phone: +1 718-213-7386

Email: sherry@wavecrestipo.com